

March 30, 2009

Mr. Frank Abbott
Interim Financial Director
Harmony Gold Mining Company Limited
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa

> **Re:** **Harmony Gold Mining Company Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2008**
> **Filed October 29, 2008**
> **File No. 1-31545**

Dear Mr. Abbott:

We have reviewed your filings and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2008

Financial Statements

General

1. We note you previously reported your consolidated financial statements in Form 20-F prepared in accordance with US GAAP. As your current Form 20-F is your first filing with the SEC of consolidated financial statements prepared in accordance with IFRS, please revise your filing to include a reconciliation from US GAAP to IFRS in a form and level of information sufficient to explain all material adjustments to the balance sheet, income statement, and cash flow statement. The reconciliation should contain a level of information consistent

with Item 17 of Form 20-F. Please contact us at the numbers at the end of this letter to discuss.

Closing Comments

  Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Frank Abbott
Harmony Gold Mining Company Limited
March 30, 2009
Page 3

       You may contact Mark Wojciechowski at (202) 551-3759, or, in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683, with any other questions.

                                  Sincerely,

                                  Jill S. Davis
                                  Branch Chief